November 20, 2019

Tyler Sloat
Chief Financial Officer
Zuora, Inc.
3050 South Delaware Street
Suite 301
San Mateo, CA 94403

       Re: Zuora, Inc.
           Form 10-K for Fiscal Period Ended January 31, 2019
           Filed April 18, 2019
           File No. 001-38451

Dear Mr. Sloat:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Jennifer Pileggi